K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

January31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Funds II

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of John Hancock Funds II (the “Trust”), we submit this letter in response to an additional comment that the staff of the Securities and Exchange Commission (the “SEC”) made by telephone on December 20, 2013 in connection with the Trust’s responses to the staff’s comments on the Post-effective Amendment to the Trust’s Registration Statement on Form N-1A, as detailed in the following table (the “Amendment”). This letter clarifies the Trust’s response in a letter to the staff dated December 26, 2013 to a staff request for additional information on a comment that was originally addressed in a letter to the staff dated December 19, 2013.

File Nos.	Series	Post-Effective Amendment No.		Date Amend- ment Filed	Date Original Response Filed
		1933 Act	1940 Act
333-126293; 811-21779	Redwood Fund (the “Fund”)	106	108	October 17, 2013	December 19, 2013

For convenience, we have set forth the additional comment below, followed by the Fund’s response. In this letter, capitalized terms have the same meaning as in the Amendment, unless otherwise stated.

Comment — In Comment 20, the staff had asked the Fund to confirm that, in the Appendix to the prospectus, the Comparable Fund’s sales load had been included in the calculation of the Composite’s performance. The Fund had responded that, because the effect of the Comparable Fund’s sales load had not been included, the Appendix had been revised accordingly. The staff now asks the Fund to clarify that either the Comparable Fund’s sales load has been included or that no sales load is applicable.

Response to Comment — The staff has commented supplementally that it believes that a registered investment company included in a related performance appendix should calculate its performance net of the sales load of any of its classes. The Fund respectfully declines to make the requested change.

The Fund is not aware of any precedent in the staff’s line of no-action letters with respect to investment company related performance that requires such performance to be calculated to reflect any sales charges. The Fund’s related performance has been calculated using industry best practice performance standards and the Fund believes that to deviate from those standards by calculating the performance to reflect sales charges may create confusion for investors.

Page 2 January 31, 2014

The Fund discloses that the investment company contained in the related performance has not calculated its performance net of any sales loads. The Fund believes that the disclosure preceding the presentation of the related performance sufficiently discloses all material differences between the Fund’s performance and the related performance, such that the related performance information is not presented in a misleading manner.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 261-3240, or Christopher Sechler, Assistant Secretary of John Hancock Funds II, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Christopher Sechler